UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*



                          Grow Biz International, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   399817 10 5

                       ----------------------------------
                                 (CUSIP Number)

                                Sheldon T. Fleck
                            1400 International Centre
                             900 Second Avenue South
                          Minneapolis, Minnesota 55402
                                 (612) 376-7489
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                February 21, 1997
                      ------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

                                  SCHEDULE 13D
CUSIP No.  399817 10 5                                     Page 2 of 7 Pages


-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Sheldon T. Fleck
              S.S.# ###-##-####

-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [ ]


-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              PF, OO
-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                              [ ]

-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
-------------------------------------------------------------------------------
NUMBER OF       7     SOLE VOTING POWER
SHARES
BENEFICIALLY          627,000
OWNED BY        ---------------------------------------------------------------
EACH            8     SHARED VOTING POWER
REPORTING
PERSON                0
WITH            ---------------------------------------------------------------
                9     SOLE DISPOSITIVE POWER

                      627,000
                ---------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      627,000
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
          Excludes 80,000 shares held by reporting person's spouse as to which reporting person disclaims beneficial ownership.
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.03%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No.  399817 10 5                                     Page 3 of 7 Pages

-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Terry K. Fleck
              S.S.# ###-##-####
-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                        (b) [ ]


-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              PF, OO
-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                              [ ]

-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
-------------------------------------------------------------------------------
NUMBER OF        7    SOLE VOTING POWER
SHARES
BENEFICIALLY          80,000
OWNED BY         --------------------------------------------------------------
EACH             8    SHARED VOTING POWER
REPORTING
PERSON                0
WITH             --------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      80,000
                 --------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      80,000
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[X]
          Excludes 627,000 shares held by reporting person's spouse as to which reporting person disclaims beneficial ownership.
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.28%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


Item 1.  Security and Issuer.

         This filing relates to Common Stock of Grow Biz International, Inc. (the "Issuer"), 4200 Dahlberg Drive, Minneapolis, Minnesota 55422-4837.


Item 2.  Identity and Background.

         No change.


Item 3.  Source and Amount of Funds or Other Consideration.

         No change.


Item 4.  Purpose of the Transaction.

         The shares of Common Stock purchased by Sheldon and Terry Fleck (the "Investors") have been acquired for investment purposes. Each Investor has indicated to the Issuer that he or she may make additional purchases of Common Stock either in the open market or in private transactions depending on his or her evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other opportunities available to him or her, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, either Investor may decide in the future to sell all or part of his or her respective investments in the Common Stock.

         Although the purchases of shares of Common Stock have been made for investment, the Investors intend to actively review their investments and either of the Investors may at some point seek to acquire the Issuer or seek to control or otherwise influence the management and policies of the Issuer. The Investors may from time to time consider and discuss with their financial advisors or others the desirability of decreasing, maintaining or increasing their investment in the Issuer and the viability and suitability of seeking to acquire the Issuer. The Investors have no definitive intention at this time to acquire the Issuer or to seek to control or otherwise influence the management and policies of the Issuer.

Item 5.  Interest in Securities of the Issuer.

         Sheldon T. Fleck beneficially owns 627,000 shares of Grow Biz International, Inc. Common Stock representing 10.03% of the shares of Common Stock outstanding based on representations by the Issuer as to the total number of shares of Common Stock outstanding. Mr. Fleck has sole voting and investment power over such shares. Mr. Fleck disclaims any beneficial ownership of all shares held by Terry K. Fleck.

         Terry K. Fleck beneficially owns 80,000 shares of Grow Biz International, Inc. Common Stock representing 1.28% of the shares of Common Stock outstanding based on representations by the Issuer as to the total number of shares of Common Stock outstanding. Ms. Fleck has sole voting and investment power over such shares. Ms. Fleck disclaims any beneficial ownership of all shares held by Sheldon T. Fleck.

         The investors are filing this joint Schedule 13D because they may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") or each may be deemed to beneficially own the shares held by the other. However, neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Sheldon T. Fleck and Terry K. Fleck are a group for the purpose of Section 13(d) of the Exchange Act or for any other purpose or that either is the beneficial owner of any of the shares held by the other.

         Sheldon T. Fleck effected the following transactions in the Issuer's Common Stock since the most recent filing of Schedule 13D.

                                                     Number of         Price Per
         Transaction                Trade Date         Shares            Share

         Open market purchase        02/07/97           1,000            $8.88
         Open market purchase        02/21/97         124,000           $10.56

         Terry K. Fleck effected no transactions in the Issuer's Common Stock since the most recent filing of Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         1.       Agreement  to  File   Jointly--incorporated  by  reference  to
                  Exhibit 1 to Schedule 13D dated September 3, 1996.



                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Date:  March 12, 1997.


                                                By: /s/ Sheldon T. Fleck
                                                  Sheldon T. Fleck

                                                By: /s/ Terry K. Fleck
                                                  Terry K. Fleck

                          EXHIBIT INDEX TO SCHEDULE 13D


EXHIBIT NUMBER               DESCRIPTION

      1 Agreement to File Jointly--incorporated by reference to Exhibit 1 to Schedule 13D dated September 3, 1996.